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                                    EXHIBIT 1

                                              CONTACT: (Investors) Mary McAboy
OCTOBER 20, 1998 - 4:00 PM EST                         (212) 906-7647

                                                       (Investors) Dennis Welsch
                                                       (310) 231-4025

                                                       (Media) Jeff Charney
                                                       (212) 906-7647


                   KAUFMAN AND BROAD MERGES WITH LEWIS HOMES,
                           COMBINED COMPANY TO BECOME
                          AMERICA'S LEADING HOMEBUILDER

LOS ANGELES, CA (October 20, 1998) -- Kaufman and Broad Home Corporation (NYSE:KBH) today announced it has signed a definitive agreement with privately held Lewis Homes for consideration of approximately $409 million, plus assumption of debt. The transaction is scheduled to close in January, 1999. This merger is expected to be strongly accretive to earnings per share in 1999, and to make Kaufman and Broad the largest homebuilder in the United States in 1999 in terms of unit deliveries.

         "Lewis Homes is an excellent strategic fit with our operations. They have a similar operating strategy, and their leading market shares in California and Nevada combined with Kaufman and Broad's strong presence in those areas will be a major boost to our market dominance strategies in those key markets," said Bruce Karatz, chairman and chief executive officer. "We have long admired the Lewis operations and are confident this combination will improve our ability to deliver quality homes at affordable prices in these strategic markets for a long time to come."

         Lewis Homes, based in Upland, California, is the largest privately held homebuilding company in the United States, with estimated 1998 revenues approximating $685 million on


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KAUFMAN AND BROAD MERGES WITH LEWIS HOMES
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approximately 3,500 deliveries. Lewis also owns or controls approximately 24,000 lots and has a backlog of approximately 1,200 homes. In 1998, Kaufman and Broad revenues are estimated at $2.4 billion on approximately 15,000 deliveries.

         "This transaction will also help further the implementation of our KB2000 operational business model," said Karatz. "With the benefit of the outstanding management strength of the Lewis family and management team, we expect to grow the combined business and expand overall margins and profits through accelerated lot usage, building cost synergies and integration of Kaufman and Broad Mortgage Company into the Lewis Homes business."

         Earnings before interest, taxes, depreciation and amortization ("EBITDA") for 1998 for Lewis is expected to be approximately $97 million, and if the transaction closes as anticipated, Kaufman and Broad expects the Lewis homebuilding operations to deliver approximately 4,000 homes in 1999 at better EBITDA margins than achieved by Lewis in 1998. Kaufman and Broad therefore expects that the transaction will be significantly accretive to earnings per share in 1999.

         "The Lewis family and management team has a wealth of homebuilding expertise and they will play key roles in our new operations," Karatz said. "Lewis Homes also has one of the strongest brand names in the industry, which has been built on more than 40 years' experience in building quality homes." It is currently anticipated that the combined companies will continue to market homes under both the Lewis and Kaufman and Broad brand names.

         Under the terms of the agreement, Lewis Homes' ownership group will receive approximately $409 million for the equity of its homebuilding business, in the form of cash plus shares of Kaufman and Broad common stock. The transaction does not include the commercial, rental and retail business of Lewis Homes. Kaufman and Broad will also assume


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Lewis Homes' net debt, which is estimated at approximately $135 million at time of closing. Total consideration is estimated at approximately $544 million including assumed net debt, and the number of Kaufman and Broad shares to be issued is fixed at approximately 7.9 million. The Lewis family will also receive a seat on Kaufman and Broad's board of directors. At time of closing, Kaufman and Broad's combined pro forma ratio of net debt to total capital is expected to approximate 51.5%, consistent with Kaufman and Broad's targeted range of 45% - 55% for this ratio.

         Lewis Homes principal markets are Las Vegas and Northern Nevada, ranking as the largest homebuilder in both markets; Southern California, ranking third in the market; and the greater Sacramento area in Northern California, ranking sixth in the market.

         "Kaufman and Broad was a highly attractive merger partner from the beginning, due to the similarities of the two operations," said Randall Lewis, executive vice president of Lewis Homes and the son of founders Ralph and Goldy Lewis. "We believe in Kaufman and Broad's strategic vision and ambitious growth plans, and are excited to play such a significant role in helping the company achieve it goals."

         The merger of Lewis Homes is the latest in a series of growth-oriented transactions made by Kaufman and Broad in key markets throughout the West. In 1998, Kaufman and Broad acquired privately held homebuilders in Houston, Denver and Tucson. Including the Lewis transaction, since 1995, the company has successfully engaged in approximately $900 million of merger and acquisition activity, including assumed debt.

         Kaufman and Broad is currently the largest homebuilder west of the Mississippi River, with operating divisions in California, Nevada, Arizona, Texas, New Mexico, Utah and Colorado. The company is also among the largest homebuilders in metropolitan Paris, France.

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                                      ###


NOTE: Except for the historical information contained herein, certain of the matters discussed in this press release are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve certain risks and uncertainties, including but not limited to, changes in general economic conditions, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors, and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended November 30, 1997 for a further discussion of these and other risks and uncertainties applicable to the Company's business.